Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES FURTHER INVESTMENT AND ENTRY INTO A NEW INVESTOR RIGHTS AGREEMENT WITH RIO TINTO

VANCOUVER, BC, Nov. 28, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces a further C$6 million investment and the entry into an amended and restated investor rights agreement by Rio Tinto Canada Inc. ("Rio Tinto"), to continue to advance the Company's Casino Project in the Yukon.

Rio Tinto has agreed to subscribe for and purchase 3,468,208 common shares at a price of C$1.73 per share for aggregate gross proceeds of approximately C$6 million, resulting in Rio Tinto's ownership increasing to approximately 9.7% of Western's outstanding common shares.

Western remains the sole owner of the Casino Project and will continue to be the operator. The Company will use the proceeds of this further investment to fund specific areas of study, specifically around providing infrastructure for the Casino Project, and streamlining the regulatory process, with the aim of progressing through permitting to a development phase for the Casino Project.

"We are pleased that Rio Tinto has elected to continue to invest and work with Western to advance the Casino Project, with a focus on furthering infrastructure development and streamlining the regulatory process," said Paul West-Sells, President and CEO.

"We are pleased to continue to work with Western to advance the Casino Project," said Bold Baatar, Chief Executive, Copper, Rio Tinto.

In connection with this further investment by Rio Tinto, the Company and Rio Tinto will enter into an amended and restated investor rights agreement, whereby, subject to certain conditions, including ownership thresholds, Rio Tinto will have certain rights for a period of 18 months from closing of the investment, including the right to appoint:

  one member to the Casino Project Technical and Sustainability Committee
  one non-voting observer to attend all meetings of the board of directors of the Company one director of the Company, if Rio Tinto's ownership increases to at least 12.5%
  up to three secondees to the Casino Project

In addition, Rio Tinto will have a right to participate in future equity issuances to maintain its ownership in the Company and will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the amended and restated investor rights agreement, for a period of 18 months, Rio Tinto has also agreed:

  to vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders not to acquire any securities of the Company, subject to certain exceptions not to sell, transfer, offer or otherwise dispose of any shares, subject to certain exceptions

The closing of this investment is expected to occur on or about December 12, 2023 and is subject to regulatory approval, including that of the Toronto Stock Exchange and the NYSE American LLC. The common shares will be subject to a statutory hold period in accordance with applicable securities legislation.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements, including statements with respect to the anticipated use of proceeds from the investment, the rights to be provided to Rio Tinto and the restrictions imposed on Rio Tinto pursuant to the amended and restated investor rights agreement, and the expected closing date for the investment. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 06:00e 28-NOV-23